VIA EDGAR AND OVERNIGHT MAIL

August 30, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Fund I

Form 10-K for the year ended December 31, 2004

Filed March 30, 2005

File No. 0-14463

Dear Mr. Gordon:

This letter is submitted in response to your letter dated July 28, 2005 regarding the comment provided by the Commission Staff related to the above-referenced filing.

In instances where management has determined that clarification would enhance reporting for Wells Real Estate Fund I (“Wells Fund I”), we have indicated that such modifications will be made in future filings. We do not believe that the issues raised by your comment rise to a level that would require Wells Fund I to file a Form 10-K/A in order to amend its previous Form 10-K filing. We welcome the opportunity to discuss this with you and are available to do so at (770) 449- 7800.

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

Comment:

1.	You have requested us to explain the consideration that we have given to Footnote 11 of FIN 46(R) in determining whether our joint ventures with affiliates of Wells Capital, Inc. are variable interest entities under paragraph 5(c)(ii) of FIN 46(R).

Response:

1.	We evaluated footnote 11 of FIN 46(R) and believe that our joint ventures with affiliates Wells Capital, Inc. are not variable interest entities under paragraph 5(c)(ii) of FIN 46(R).

As background, Wells Capital is a general partner in certain public limited partnerships (the “Wells Real Estate Funds”, or the “Funds”), that were organized to acquire interests in commercial real estate for long-term investment. To date, 15 Funds have raised capital (since 1984) for the purpose of making these investments in real estate. The Funds generally do not invest in real properties directly. Instead, Wells Fund I has entered into joint ventures with other Funds (the “Joint Ventures”) in order to make these investments. The Joint Ventures, which are organized as Georgia general partnerships, were created primarily for the purpose of making the direct investment in commercial real estate assets while providing diversification of the geographic and tenant credit risk associated with these investments for its partners. None of the partners in any of the Wells Real Estate Funds own greater than a 10% interest therein, such that there are no principal owners of the Funds. Neither the Funds nor the Joint Ventures have any debt associated with the acquisition or ownership of the real estate investments.

Governance of the Joint Ventures is shared equally among the general partners, which are comprised of one or more of the Funds. All major decisions, including property acquisitions, borrowing funds, changing property managers, and incurring obligations in excess of $15,000, require unanimous vote of the general partners. Wells Capital, Inc. is the corporate general partner of the Funds.

When determining whether the partners in each of the Joint Ventures meet the definition of an “affiliate” under FASB Statement No. 57, we reviewed the governance structure of the Joint Venture partners to determine whether these Joint Venture partners are controlled by, or under common control with, one another. Specifically, we looked to the partnership agreements for each of the Funds, which contain certain provisions in the form of substantive kick-out rights with respect to the ability of the limited partners to remove the general partner, as contemplated by SOP No. 78-9 and EITF 04-05, as follows:

(i)	Removal of the general partners: “…A General Partner may be removed from the Partnership upon the Majority Vote of the Limited Partners…”; and

(ii)	Dissolution: “…The Partnership shall be dissolved and terminated upon…the decision by a Majority Vote of the Limited Partners…”

Based upon the facts described above, we do not believe the Joint Venture partners are controlled by, or are under common control with, one another and, therefore, would not be considered “affiliates” as defined in FASB Statement No. 57. In addition, based upon the governance and ownership structures of the Joint Venture partners as set forth above, we do not believe that any of the other conditions set forth in FASB Statement No. 57 (e.g. principal owners, parent-subsidiary relationships, immediate family, etc.) have been met such that the general partners of the Joint Ventures would be deemed related-parties for purposes of applying paragraph 5(c)(ii) of FIN 46(R).

Based upon this analysis and the factors described in our prior response, although the voting rights of the general partners are disproportionate to their obligations to absorb losses or rights to received residual returns of these Joint Ventures, we do not believe that substantially all of the activities of the Joint Ventures involve or are conducted on behalf of investors with disproportionately few voting rights. Therefore, we have concluded that such joint ventures do not fall within the definition of a VIE and, therefore, are not subject to consolidation under the provisions of FIN 46(R).

We have determined that additional clarification to our disclosures would enhance reporting for Wells Fund I. Accordingly, we intend to incorporate the following disclosure in our future periodic SEC filings under the Securities Exchange Act of 1934 within the footnotes, Summary of Significant Accounting Policies, Principles of Consolidation and Basis of Presentation section (Note: our intended revised wording is underlined below):

The consolidated financial statements include the accounts of the Partnership and Wells-Baker Associates. The Partnership’s interest in Wells-Baker Associates was approximately 90% as of December 31, 2004 and 2003. All significant intercompany balances have been eliminated in consolidation.

The Partnership adopted FIN 46(R) effective March 31, 2004. The Partnership owns interests in certain unconsolidated joint venture partnerships (see Note     ). The joint venture partners of our unconsolidated joint ventures in which the Partnership owns an interest have disproportionate voting rights for certain major decisions relative to their obligations to absorb expected losses and rights to receive residual returns of the venture. However, management has evaluated such joint ventures and determined that they are not VIEs under the provisions of FIN 46(R) because not substantially all of the activities of the joint ventures are conducted on behalf a joint venture partner with disproportionately few voting rights. We have also evaluated whether our joint venture partners are related parties, as defined in FIN 46(R) and SFAS No. 57. Our joint venture partners are organized as limited partnerships and share common general partners; however, due to the substantive kick-out rights afforded to the third-party limited partners with respect to their ability to remove the general partners and management with a majority vote, we have concluded that our joint venture partners are not under common control or management and, therefore, are not related parties. Accordingly, the adoption of FIN 46(R) did not result in the consolidation of any previously unconsolidated entities.

We would like to acknowledge the following to the Commission with respect to the above-referenced filing and the comments of the Commission Staff related thereto:

•	Wells Fund I is responsible for the adequacy and accuracy of the disclosures provided in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Wells Fund I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas P. Williams

Douglas P. Williams

Principal Financial Officer

of Wells Capital, Inc.

CC:	Mr. Leo F. Wells, President, Principal Executive Officer

Mr. Robert E. Bowers, Chief Financial Officer of Wells Capital, Inc.

Mr. Eric McPhee, Securities and Exchange Commission

Mr. Mark R. Kaspar, Ernst & Young LLP

Mr. Donald Kennicott, Holland & Knight, LLP

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